                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                              Dave & Buster's, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    23833N104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /_/.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 2 of 13 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                          WC
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  717,500
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              717,500
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     717,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 3 of 13 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  717,500
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              717,500
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     717,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 4 of 13 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  717,500
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              717,500
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     717,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 5 of 13 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         MARK E. SCHWARZ
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  717,500
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              717,500
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     717,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 6 of 13 Pages
------------------                                        ----------------------

          This Statement is jointly filed by Newcastle  Partners,  L.P., a Texas limited partnership ("NP"), Newcastle Capital Management,  L.P., a Texas limited partnership ("NCM"),  Newcastle Capital Group, L.L.C., a Texas limited liability company ("NCG"),  and Mark E. Schwarz  relating to shares of common stock,  $.01 par value, of Dave & Buster's, Inc., a Missouri corporation (the "Issuer").

Item 1.   SECURITY AND ISSUER.

Securities acquired: Shares of common stock, $.01 par value (the "Common Stock")

Issuer:              Dave & Buster's, Inc.
                     2481 Manana Drive
                     Dallas, Texas 75220

Item 2.   IDENTITY AND BACKGROUND.

          (a) - (c) This  statement is jointly filed by NP, NCM, NCG and Mark E.
Schwarz  (collectively,  the "Reporting  Persons").  Because Mark Schwarz is the
managing  member of NCG, which is the general partner of NCM (with Mark Schwarz,
NCG and NCM hereinafter referred to as the "Controlling Persons"), which in turn is the general partner of NP, the Controlling Persons may be deemed, pursuant to
Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), to be the  beneficial  owners of all shares of Common Stock held by NP. The  Reporting
Persons are filing this joint  statement,  as they may be  considered  a "group"
under Section 13(d)(3) of the Act. However,  neither the fact of this filing nor anything  contained herein shall be deemed an admission by the Reporting Persons that such a group exists.

          The  principal  occupation  of Mark Schwarz is serving as the managing member of NCG. The principal business of NCG is acting as the general partner of
NCM. The principal  business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in  securities.  The  principal  place of business and principal office for each of the Reporting  Persons is 300 Crescent
Court, Suite 1110, Dallas, Texas 75201.

          (d) During the last five years, none of the Reporting Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction,  and as a  result  of  such  proceeding,  was or is  subject  to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) NP,  NCM and NCG are  organized  under  the  laws of the  State of
Texas. Mark Schwarz is a citizen of the United States of America.

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 7 of 13 Pages
------------------                                        ----------------------

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As of February 1, 2006,  NP had  invested  $12,844,865  (inclusive  of brokerage  commissions)  in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.

Item 4.   PURPOSE OF TRANSACTION.

          NP  purchased   the  Common  Stock  based  on  the  belief  that  such
securities,  when  purchased,  were  undervalued  and  represented an attractive
investment  opportunity.   Depending  upon  overall  market  conditions,   other
investment  opportunities  and the  availability  of Common  Stock at  desirable prices,  the Reporting  Persons may endeavor to increase  their  position in the
Issuer  through,  among other  things,  the purchase of Common Stock in the open market,  in private  transactions or otherwise as set forth herein on such terms and at such times as the Reporting Persons deem advisable.

                            The Reporting  Persons are  knowledgeable  participants in the restaurant  industry  and  long-time  stockholders  of the Issuer.  Based on the
Reporting  Persons'  industry  experience  and  familiarity  with  the  Issuer's operations, the Reporting Persons do not believe the current offer by Wellspring
Capital   Management,   LLC  ("Wellspring")  to  acquire  all  of  the  Issuer's
outstanding  Common Stock for $18.05 per share pursuant to an Agreement and Plan of Merger,  dated as of December 8, 2005,  reflects the true underlying value of the Issuer.  The Reporting Persons are concerned that the Issuer did not conduct a "market  check" or "limited  auction"  prior to the  execution of a definitive merger agreement with Wellspring. The Reporting Persons believe that the current offer by Wellspring may not represent the best offer available to the Issuer and may be less than the consideration paid in comparable transactions. Accordingly, the Reporting Persons have not determined whether to support the proposed merger on its  current  terms and  reserve  the right to take any and all  actions  the
Reporting Persons deem appropriate in their capacity as stockholders relating to the merger,  including exercising dissenters' rights pursuant to Section 351.455 of the Missouri General and Business  Corporation Law. As of the record date for the special  meeting of  stockholders  of the Issuer to vote on the merger,  the
Reporting Persons owned 472,200 shares or 3.3% of the outstanding Common Stock.

          The Reporting Persons reserve the right to take any and all actions as they deem  appropriate  with  respect to their  investment,  including,  without limitation,  making proposals to the Issuer  concerning the  capitalization  and operations  of the Issuer,  communicating  with other  stockholders,  conducting solicitations or withhold campaigns under the proxy rules, purchasing additional
Common Stock in the open market, in private transactions or through proposals to the Issuer and its  stockholders,  selling  some or all of their  Common  Stock, engaging in short selling of or any hedging or similar  transaction with respect to the Common  Stock or changing  their  intention  with  respect to any and all matters referred to in Item 4. The Reporting Persons may in the future submit to the Issuer  nominations  of directors  for election to the Board of Directors or stockholder  proposals  as and to the extent  permitted  by, and  subject to the limitations contained in, the Issuer's certificate of incorporation and bylaws.

          Other than as described above,  the Reporting  Persons have no present plans or proposals that would result in any of the following:

          1.   the  acquisition  by any person of  additional  securities of the
Issuer, or the disposition of securities of the Issuer;

          2.   any  extraordinary  corporate  transaction,  such  as  a  merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          3.   any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 8 of 13 Pages
------------------                                        ----------------------

          4.   any change in the present board of directors or management of the
Issuer;

          5.   any  material  change in the present  capitalization  or dividend policy of the Issuer;

          6.   any other material  change in the Issuer's  business or corporate structure;

          7.   any  change  in the  Issuer's  charter,  by-laws  or  instruments corresponding  thereto or other  actions  which may impede  the  acquisition  of control of the Issuer by any person;

          8.   causing a class of securities of the Issuer to be delisted from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;

          9.   causing  a class of  equity  securities  of the  Issuer to become eligible for  termination of  registration  pursuant to Section  12(g)(4) of the
Act; or

          10.  any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a)  The aggregate percentage of shares of Common Stock reported to be owned by the  Reporting  Persons is based upon  14,313,500  shares  outstanding, which is the total  number of shares of Common Stock  outstanding  as of January
18, 2006, as reported in the Issuer's proxy  statement filed with the Securities and Exchange Commission on January 25, 2006.

          As of February 1, 2006, NP beneficially owned 717,500 shares of Common
Stock,  representing  approximately  5.0% of the issued and  outstanding  Common
Stock of the Issuer.

          NCM, as the general  partner of NP, may also be deemed to beneficially own the 717,500 shares of Common Stock beneficially owned by NP.

          NCG,  as the  general  partner  of NCM,  which in turn is the  general partner  of NP, may also be deemed to  beneficially  own the  717,500  shares of
Common Stock beneficially owned by NP.

          Mark E. Schwarz, as the managing member of NCG, the general partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 717,500 shares of Common Stock beneficially owned by NP.

          NCM, NCG and Mr. Schwarz disclaim  beneficial  ownership of the shares of  Common  Stock  beneficially  owned  by NP,  except  to the  extent  of their pecuniary interest therein.

          (b)  By virtue of his position  with NP, NCM and NCG, Mr.  Schwarz has the sole power to vote and  dispose of the shares of Common  Stock  reported  in this Statement.

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 9 of 13 Pages
------------------                                        ----------------------

          (c)  Except as set forth  below,  Schedule A annexed  hereto lists all transactions  in the  Common  Stock  during  the  past 60 days by the  Reporting
Persons. Such transactions in the Common Stock were effected in the open market.

               On January 4, 2006 and January 18, 2006, NP  distributed  255,000 shares and 432,200 shares,  respectively,  for an aggregate of 687,200 shares of
Common Stock, to certain of its limited partners.  No consideration was received by NP in respect of such distributions.

          (d)  No person other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the receipt of,  dividends  from,  or proceeds  from the  sale  of,  the  shares  of  Common  Stock  reported  in this
Statement.

          (e)  Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          Other than as described herein, there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,
               Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
               L.L.C. and Mark E. Schwarz, dated February 2, 2006.

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 10 of 13 Pages
------------------                                        ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this
Statement is true, complete and correct.

Dated:   February 2, 2006          NEWCASTLE PARTNERS, L.P.

                                   By:  Newcastle Capital Management, L.P.,
                                        its General Partner

                                   By:  Newcastle Capital Group, L.L.C.,
                                        its General Partner

                                   By:  /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                   NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                   By:  Newcastle Capital Group, L.L.C.,
                                        its General Partner

                                   By:  /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                   NEWCASTLE CAPITAL GROUP, L.L.C.

                                   By:  /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                   /s/ Mark E. Schwarz
                                   ---------------------------------------------
                                   MARK E. SCHWARZ

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 11 of 13 Pages
------------------                                        ----------------------

                                   SCHEDULE A

            Transactions in the Common Stock During the Past 60 Days
            --------------------------------------------------------

     Shares of Common Stock        Price Per                 Date of
           Purchased                Share($)                 Purchase
           ---------                --------                 --------

                            NEWCASTLE PARTNERS, L.P.

             35,100                  17.70                    1/5/06
              4,900                  17.70                   1/11/06
             10,700                  17.77                   1/17/06
             74,000                  17.77                   1/17/06
            183,000                  17.90                   1/25/06
            257,600                  17.90                   1/26/06
             90,800                  17.90                   1/27/06
             34,900                  17.89                   1/31/06
             26,500                  17.90                    2/1/06

                       Newcastle Capital Management, L.p.
                       ----------------------------------
                                      None

                         Newcastle Capital Group, L.l.c.
                         -------------------------------
                                      None

                                 Mark E. Schwarz
                                 ---------------
                                      None

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 12 of 13 Pages
------------------                                        ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----
1.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
     L.L.C. and Mark E. Schwarz, dated February 2, 2006.                    13

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 13 of 13 Pages
------------------                                        ----------------------

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on Schedule  13D dated  February 2, 2006
(including  amendments  thereto)  with  respect  to the  Common  Stock of Dave &
Buster's,  Inc. This Joint Filing Agreement shall be filed as an Exhibit to such
Statement.

Dated:   February 2, 2006          NEWCASTLE PARTNERS, L.P.

                                   By:  Newcastle Capital Management, L.P.,
                                        its General Partner

                                   By:  Newcastle Capital Group, L.L.C.,
                                        its General Partner

                                   By:  /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                   NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                   By:  Newcastle Capital Group, L.L.C.,
                                        its General Partner

                                   By:  /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                   NEWCASTLE CAPITAL GROUP, L.L.C.

                                   By:  /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                   /s/ Mark E. Schwarz
                                   ---------------------------------------------
                                   MARK E. SCHWARZ